SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 12b-25



                          NOTIFICATION OF LATE FILING
                                       of

                                  FORM 10-KSB
                        For Period Ended: March 31, 1999


                        NORTHEAST DIGITAL NETWORKS, INC.
                  (FORMERLY ELECTRONICS COMMUNICATIONS CORP.)
                              (Name of Registrant)


                                   Suite 206
                 425 Broadhollow Road, Melville, New York 11747
                    (Address of Principal Executive Office)


                                     1-18764
                            (Commission File Number)

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                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part II - Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check the appropriate box.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

    [X]         (b)  The   subject  annual  report on  Form  10-KSB  or  portion
                     thereof will be filed on or before the fifteenth calendar day following the prescribed due date: and

                (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

      State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

     The Company needs additional time to complete the audit of its financial statements included in Item 7 of the 10-KSB. A Form 10-KSB will be filed upon completion of the audit. The Company cannot yet determine a completion date for the audit but will attempt to have it completed on or before the fourteenth of July, 1999.

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification

               Christopher Garcia                       (515) 501-0466
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          (2)  Have all other  periodic  reports required under Section 13 or 15
               (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                                 Yes [X]                No [ ]

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Yes [X]                No [ ]

     It is  estimated  that the net loss for the year ended March 31,  1999   is
approximately $7,500,000, resulting from continuing losses from operations.



      Northeast Digital Networks, Inc., has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date: June 29, 1999

                                        By: /s/ Christopher Garcia
                                        -------------------------
                                             Name:   Christopher Garcia
                                             Title:  Secretary